

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2010

Todd E. Wille
President and Chief Executive Officer
Unify Corporation
1420 Rocky Ridge Drive, Suite 380
Roseville, CA 95661

> **Re: Unify Corporation**
> **Registration Statement on Form S-1**
> **Filed July 22, 2010**
> **File No. 333-168282**

Dear Mr. Wille:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   Please revise the cover page of the registration statement, as well as the prospectus cover page, to clearly indicate the number of shares of common stock that are being registered for offer and sale for the first time in this registration statement. We note that you are relying on Rule 429 under the Securities Act of 1933 to combine prospectuses and that some of the 6,820,652 shares of common stock being offered by the selling shareholders have been registered for offer and sale in previously-filed registration statements. However, the statement pursuant to Rule 429 provided on the cover page of the registration statement suggests that all of the 6,820,652 shares of common stock were previously registered under prior registration statements.

Prospectus Summary, page 1

2.   Please revise the summary to briefly describe the nature of the shares of common stock being registered. In this regard, disclose the number of shares being registered that are

currently outstanding, the number of shares being registered that are issuable upon the conversion of notes, and the number of shares being registered that are issuable upon the conversion of warrants.

Selling Stockholders, page 41

3.   Please provide a materially complete discussion of all transactions within the past three years in which the selling shareholders acquired the securities that you are registering on their behalf for resale. The background of the issuances to the selling shareholders and the nature of the arrangements, agreements, and relationships with the company should include, for each selling securityholder, a discussion of the date of the transaction in which the securities were sold, the amount of securities sold, the agreement(s) that evidence the sale, the instrument(s) that define the rights of the securityholders, and the private placement agent, if any.

4.   Please disclose the individual or individuals who have or share the voting and dispositive powers with respect to the shares to be offered for resale by Hercules Technology II, L.P. For guidance, refer to Question 140.02 of our Compliance and Disclosure Interpretations relating to Regulation S-K, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

5.   Please state whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. Be advised that a selling securityholder registered as a broker dealer who did not receive their securities as compensation for investment banking or similar services should be identified as an underwriter. With respect to any selling shareholder that is an affiliate of a broker-dealer, disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling shareholder as an underwriter.

Item 15. Recent Sales of Unregistered Securities, page II-2

6.   For each sale of unregistered securities discussed in Item 15 of the registration statement, please provide the specific exemption that you relied upon in offering such securities without registration under the Securities Act and briefly disclose the facts upon which you relied for the exemption. See Item 701 of Regulation S-K.

Item 17. Undertakings, page II-5

7.   Please provide all the appropriate undertakings required by Item 512 of Regulation S-K that apply. Specifically, it appears that Rule 430C under the Securities Act may be applicable and the undertakings required by Item 512(a)(5)(ii) of Regulation S-K should be included. Please revise or explain why you believe this undertaking is not required.

Signatures, page II-6

8.   Please ensure that the persons signing the registration statement have properly dated their signatures.

Exhibit 5.1, Opinion of K&L Gates LLP

9.   We note that you plan to file the opinion of counsel in an amendment. Please be advised that we will review the opinion when it is filed and may have additional comments.

Exhibit 23.1, Consent of Grant Thornton LLP

10.   The auditor's consent is not properly dated. Please file a revised consent with the most recent practicable date.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow

Todd E. Wille
Unify Corporation
August 18, 2010
Page 4

adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jan Woo, Attorney-Advisor, at (202) 551-3453 if you have questions. If you require further assistance, please contact me at (202) 551-3483.

Sincerely,

Katherine Wray
Attorney-Advisor

cc: Via facsimile at (312) 345-9995
        Jude M. Sullivan, Esq.
        K&L Gates LLP